Henkel

A Brand like a Friend

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

03007613

03 MAR 14 AM 7:21

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message

SUPPL

Datum

2003-03-11

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's Press Release: "Henkel acquires a 6.86 percent stake in Wella AG".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Very truly yours,

Henkel KGaA

H. Nicolas T.G. Kühn

Encl.

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11.03.2003 07:27
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Thema: Press Release "Henkel KGaA acquires a 6.86 percent stake in Wella Ag"

Henkel

A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press releases, which we just distributed to the media last night.

With my very best regards

Ernst Primosch

Press Release

Henkel KGaA acquires a 6.86 percent stake in Wella AG

Düsseldorf – Henkel KGaA has acquired through a subsidiary a stake of 6.86 percent in the share capital of Wella AG, Darmstadt (4.99 percent of the common shares and 10.38 percent of the preferred non voting shares). In view of the current stock market conditions Henkel regards this shareholding as an interesting investment.

"Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. The Company is represented in over 75 countries. In fiscal 2002, the Henkel Group generated sales of 9.66 billion euros and an operating profit (EBIT) of 666 million euros. 48,638 employees work for the Henkel Group worldwide.

March 10, 2003

Contact:
Henkel Group
Corporate Communication
Ernst Primosch
Phone: +49-211-797-3533
Fax: +49-211-798-2484
e-mail: ernst.primosch@henkel.com

Lars Witteck
Phone: +49-211-797-2606
Fax: +49-211-798-9208
e-mail: lars.witteck@henkel.com

Internet: http://www.press.henkel.com

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